Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 17, 2021

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldenbridge Acquisition Limited Amendment No. 1 to Registration Statement on Form S-1 Filed on January 20, 2021 File No. 333-248662

Dear SEC Officers:

On behalf of our client, Goldenbridge Acquisition Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 16, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

February 16, 2021 Page 2

Signatures, page II-4

1.	We note your response to prior comment 1 and we reissue the comment. Please revise to indicate that the registration statement has been signed by the company’s authorized representative in the United States. See Instruction 1 to Signatures on Form S-1.

Response: The Amended S-1 has been signed by the Company’s authorized representative in the United States in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner